UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2014

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD,

NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, August 4, 2014, and entitled “Orbotech Announces Second Quarter 2014 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheets at June 30, 2014.

3.	Registrant’s Condensed Consolidated Statements of Income for the Six and Three Months Periods ended June 30, 2014.

4.	Registrant’s Condensed Consolidated Statements of Cash Flows for the Six and Three Months Periods ended June 30, 2014.

5.	Registrant’s Reconciliation of GAAP to non-GAAP Results from Continuing Operations for the Six and Three Month Periods ended June 30, 2014.

*  *  *  *  *  *

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES SECOND QUARTER 2014 RESULTS

•	2014 second quarter
•	Revenues: $113.2 million
•	Gross margin: 43.0%
•	Non-GAAP net income: $0.25 per share (diluted)
•	GAAP net income: $0.20 per share (diluted)
•	Operating cash flow: $11.6 million
•	Service revenues: record $39.9 million

•	Revenue guidance
•	Orbotech stand-alone: approximately $260 million in the second half of 2014; of which $118 - 123 million is expected in the third quarter 2014
•	SPTS: approximately $100 million in the second half of 2014 on a stand-alone basis under U.K. GAAP

YAVNE, ISRAEL — August 4, 2014 — ORBOTECH LTD. (NASDAQ: ORBK) today announced its consolidated financial results for the second quarter and six months ended June 30, 2014.

Revenues for the second quarter of 2014 totaled $113.2 million, compared to $104.8 million in the first quarter of 2014 and $108.8 million in the second quarter of 2013. GAAP net income for the second quarter of 2014 was $8.6 million, or $0.20 per share (diluted), compared to GAAP net income of $6.3 million, or $0.15 per share (diluted) for the first quarter of 2014 and GAAP net income of $10.5 million, or $0.24 per share (diluted), in the second quarter of 2013.

Commenting on the results, Asher Levy, Chief Executive Officer, said: “We are pleased to report strong results for the second quarter. Our PCB business picked up as expected and our FPD business enjoyed another quarter of solid orders as we recorded a cumulative total of $130 million in bookings for the first half of 2014. Our service revenues continue to strengthen.” Mr. Levy continued: “Across the Company, we continue to benefit from our industry leadership, with customers increasingly appreciating our commitment to address their needs as they prepare to build capacity for the expected next generation of smart devices and for the next wave of investment in production facilities for small to mid, ultra high definition displays.”

Commenting on the previously-announced agreement to acquire SPTS Technologies Group Limited (“SPTS”), Mr. Levy said: “The acquisition of SPTS is part of our strategy to expand into Advanced Packaging. This significant acquisition represents a natural and strategic extension of our business into an adjacent high growth industry. We expect, through this acquisition, to combine the extensive know-how and core assets of both companies and to enhance Orbotech’s portfolio and industry leadership.”

Revenues for the first six months of 2014 totaled $218.0 million, compared to $204.3 million recorded in the first six months of 2013. GAAP net income for the first six months of 2014 was $14.9 million, or $0.35 per share (diluted), compared to GAAP net income of $15.5 million, or $0.36 per share (diluted), in the first six months of 2013.

Non-GAAP net income for the second quarter of 2014 was $10.5 million, or $0.25 per share (diluted), compared to non-GAAP net income of $12.4 million, or $0.29 per share (diluted), in the second quarter of 2013. Non-GAAP net income for the first six months of 2014 was $18.7 million, or $0.44 per share (diluted), compared to non-GAAP net income of $19.3 million, or $0.44 per share (diluted), in the first six months of 2013. A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure is included at the end of this press release.

In the Company’s Production Solutions for Electronics Industry segment, sales of equipment to the PCB industry were $48.5 million in the second quarter of 2014, compared to $41.5 million in the first quarter of 2014 and $51.1 million in the second quarter of 2013; and sales of equipment to the FPD industry were $18.4 million in the second quarter of 2014, compared to $23.1 million in the first quarter of 2014 and $20.2 million in the second quarter of 2013. In the Solar Energy segment, sales were $5.2 million in the second quarter of 2014, compared to $1.8 million in the first quarter of 2014 and $0 in the second quarter of 2013. In the Company’s Recognition Software segment, sales were $1.2 million in the second quarter of 2014, compared to $1.4 million in the first quarter of 2014 and $1.7 million in the second quarter of 2013. In addition, service revenue for the second quarter of 2014 was a record $39.9 million, compared to $37.0 million in the first quarter of 2014, and $35.8 million in the second quarter, of 2013.

The Company completed the quarter with cash, cash equivalents, short-term bank deposits and marketable securities of approximately $213.6 million. The Company generated cash of $11.6 million from operations in the second quarter of 2014.

To date, the Company has repurchased approximately 950,000 of its Ordinary Shares, at a cost of approximately $14.3 million, under the share repurchase program approved by the Board of Directors and announced and commenced in the first quarter of 2014. To date, under the current repurchase program and the repurchase program approved in November 2012, the Company has repurchased an aggregate amount of approximately 3.4 million of its Ordinary Shares, at a total cost of approximately $42.0 million. In anticipation of the upcoming closing the SPTS acquisition, for which the Company expects to borrow $300 million under a term loan B credit facility, and the planned announcement of the Company’s capital allocation policy later this month, the Board of Directors will terminate the current share repurchase program effective as at the end of trading on Tuesday, August 5, 2014.

The Company expects revenues for Orbotech on a stand-alone basis in the second half of 2014 to be approximately $260 million, with the third quarter expected to be in the range of $118 - $123 million. SPTS is expected, on a stand-alone basis under U.K. GAAP, to generate revenues of approximately $100 million in the second half of 2014.

An earnings conference call for the Company’s second quarter 2014 results is scheduled for Monday, August 4, 2014, at 9:00 a.m. EDT. The dial-in number for the conference call is 210-234-0066, and a replay will be available on telephone number 203-369-3779 until August 17, 2013. The pass code is Q2. A live web cast of the conference call and a replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ/GSM: ORBK) has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards, flat panel displays and other electronic components. Today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over. For more information please see the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. and visit the Company’s corporate website at www.orbotech.com. The corporate website is not incorporated herein by reference and is included as an inactive textual reference only.

Cautionary Statement Regarding Forward-Looking and Other Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and SPTS and are subject to uncertainties and factors relating to Orbotech’s and SPTS’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, the completion, timing, terms and anticipated benefits of the acquisition of SPTS and the related financing transactions; the timing and impact of conversion of SPTS’s financial statements from U.K. GAAP to U.S. GAAP and the Company’s ability to switch SPTS to a U.S. GAAP reporting regime; Orbotech’s ability to effectively integrate and operate SPTS’s business following the acquisition, the timing, terms and success of any other strategic or other transaction, cyclicality in the industries in which the Company or SPTS operates, the Company’s and SPTS’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ as purchase arrangements with customers that are based on mutually agreed terms which, in some cases, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company or SPTS operate, the timing and strength of product and service offerings by the Company, SPTS and each of their competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices, the final outcome and impact of the criminal matter and ongoing investigation in Korea, including its impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, ongoing or increased hostilities in Israel and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and subsequent SEC filings. The failure to complete the acquisition of SPTS could have a materially adverse effect on Orbotech’s financial condition and results and could negatively impact the Company’s share price. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

The financial information in this press release related to SPTS, including forward-looking estimates, is based on SPTS’s financial statements prepared in accordance with U.K. GAAP. U.K. GAAP differs in certain important respects from U.S. GAAP, the basis for Orbotech’s financial reporting. Neither SPTS nor Orbotech has begun a reconciliation of SPTS’s financial statements from U.K. to U.S. GAAP and therefore cannot quantify the differences, which may be material. In addition, none of the Orbotech financial information in this press release gives effect to the acquisition of SPTS. Orbotech will account for the acquisition of SPTS under the purchase method of accounting, which will result in a new valuation for the assets and liabilities of SPTS. The new basis of accounting will be based on the estimated value of the assets and liabilities on the closing date of the acquisition. Orbotech will not be preparing any pro forma information for the acquisition and financing until the reconciliation and valuation estimates have been prepared.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

AT JUNE 30, 2014

	June 30 2014	December 31 2013
	U. S. dollars in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	164,002	161,155
Short-term bank deposits	26,576	38,650
Marketable securities	17,901	5,265
Accounts receivable:
Trade	191,174	198,203
Other	33,728	31,546
Deferred income taxes	8,117	8,094
Inventories	101,620	93,938

Total current assets	543,118	536,851

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	5,094	13,106
Funds in respect of employee rights upon retirement	10,931	11,024
Deferred income taxes	12,837	15,130
Equity method investee and other receivable	10,223	9,911

	39,085	49,171

PROPERTY, PLANT AND EQUIPMENT, net	28,696	27,715

GOODWILL	12,444	12,444

OTHER INTANGIBLE ASSETS, net	8,381	10,401

	631,724	636,582

Liabilities and equity

CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	42,723	43,663
Other	51,710	55,482
Deferred income	20,865	24,854

Total current liabilities	115,298	123,999

LONG-TERM LIABILITIES:
Liability for employee rights upon retirement	24,581	25,845
Deferred income taxes	2,406	2,406
Other tax liabilities	13,664	17,178

Total long-term liabilities	40,651	45,429

Total liabilities	155,949	169,428

EQUITY:
Share capital	2,148	2,124
Additional paid-in capital	288,404	281,159
Retained earnings	283,449	268,570
Accumulated other comprehensive income (loss)	–266	409

	573,735	552,262
Less treasury shares, at cost	–97,939	–84,946

Total Orbotech Ltd. shareholders’ equity	475,796	467,316
Non-controlling interest	–21	–162

Total equity	475,775	467,154

	631,724	636,582

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2014

	6 months ended June 30		3 months ended June 30		12 months ended December 31
	2014	2013	2014	2013	2013
	U.S. dollars in thousands (except per share data)
REVENUES	217,978	204,325	113,185	108,848	439,995
COST OF REVENUES	123,649	117,614	64,513	62,267	248,455

GROSS PROFIT	94,329	86,711	48,672	46,581	191,540
RESEARCH AND DEVELOPMENT COSTS - net	37,571	33,333	19,110	17,019	69,573
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	40,166	34,784	20,574	17,522	75,948
EQUITY IN EARNINGS OF FRONTLINE	(3,558)	(2,347)	(2,054)	(1,164)	(5,553)
AMORTIZATION OF INTANGIBLE ASSETS	2,020	2,020	1,010	1,010	4,041

OPERATING INCOME	18,130	18,921	10,032	12,194	47,531
FINANCIAL EXPENSES (INCOME) - net	(64)	548	(391)	(130)	1,191

INCOME FROM OPERATIONS BEFORE TAXES ON INCOME	18,194	18,373	10,423	12,324	46,340
TAXES ON INCOME	2,991	3,135	1,641	1,971	6,927

	15,203	15,238	8,782	10,353	39,413

SHARE IN LOSSES OF ASSOCIATED COMPANY	213	114	144	69	252

NET INCOME	14,990	15,124	8,638	10,284	39,161
NET INCOME (LOSS) ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST	111	(387)	46	(216)	(840)

NET INCOME ATTRIBUTABLE TO ORBOTECH LTD.	14,879	15,511	8,592	10,500	40,001

EARNINGS PER SHARE:
INCOME FROM OPERATIONS:
BASIC	$0.36	$0.36	$0.21	$0.24	$0.94

DILUTED	$0.35	$0.36	$0.20	$0.24	$0.92

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - IN THOUSANDS:
BASIC	41,781	43,106	41,721	42,891	42,571

DILUTED	42,832	43,621	42,830	43,503	43,253

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2014

	6 months ended June 30		3 months ended June 30		12 months ended December 31
	2014	2013	2014	2013	2013
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	14,990	15,124	8,638	10,284	39,161
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,842	6,134	3,371	3,322	13,261
Impairment of Intangible assets
Compensation relating to equity awards granted to employees and others - net	1,553	1,637	737	864	3,182
Increase (decrease) in liability for employee rights upon retirement	(1,264)	(634)	(374)	6	624
Deferred income taxes	(95)	(1,311)	(350)	(1,260)	(1,558)
Non-cash expenses in respect of restructuring
Amortization of premium and accretion of discount on marketable Securities, net	504	218	347	127	554
Equity in earnings of Frontline, net of dividend received	(458)	1,244	(263)	342	446
Other	441	247	235	2	268
Decrease (increase) in accounts receivable:
Trade	7,029	(20,803)	(1,148)	(5,320)	(33,721)
Other	(2,476)	(1,959)	(3,082)	(928)	(2,954)
Increase (decrease) in accounts payable and accruals:
Trade	(940)	6,372	2,212	10,431	11,377
Deferred income and other	(8,781)	2,958	1,935	4,318	15,511
Decrease (increase) in inventories	(7,682)	2,122	(627)	(4,129)	(190)

Net cash provided by operating activities	9,663	11,349	11,631	18,059	45,961

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(5,932)	(6,505)	(2,358)	(3,144)	(12,978)
Withdraw (placement) of bank deposits	12,074	(50,499)	15,598	(39,513)	(35,636)
Purchase of marketable securities	(14,242)	(1,213)	(11,752)	(643)	(9,936)
Redemption of marketable securities	8,838	886	6,083	580	6,037
Investment in equity method investee	(250)		(250)		(2,250)
Proceeds from disposal of property, plant and equipment	15	(200)	6	(200)	39
Increase in funds in respect of employee rights upon retirement	(72)	(124)	(2)	(60)	(262)

Net cash provided by (used in) investing activities	431	(57,655)	7,325	(42,980)	(54,986)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loan		(48,000)		(8,000)	(64,000)
Employee stock options exercised	5,746	910	2,223	637	3,312
Acquisition of treasury shares	(12,993)	(11,693)	(8,819)	(9,485)	(25,795)

Net cash used in financing activities	(7,247)	(58,783)	(6,596)	(16,848)	(86,483)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,847	(105,089)	12,360	(41,769)	(95,508)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	161,155	256,663	151,642	193,343	256,663

CASH AND CASH EQUIVALENTS AT END OF PERIOD	164,002	151,574	164,002	151,574	161,155

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS FROM CONTINUING OPERATIONS

FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2014

	6 months ended June 30		3 months ended June 30		12 months ended December 31
	2014	2013	2014	2013	2013
	U.S. dollars in thousands (except per share data)

Reported operating income on GAAP basis	18,130	18,921	10,032	12,194	47,531

Equity based compensation expenses	1,553	1,637	751	864	3,182
Amortization of intangible assets	2,020	2,020	1,010	1,010	4,041

Non-GAAP operating income	21,703	22,578	11,793	14,068	54,754

Reported net income attributable to Orbotech Ltd. on GAAP basis	14,879	15,511	8,592	10,500	40,001

Equity based compensation expenses	1,553	1,637	751	864	3,182
Amortization of intangible assets	2,020	2,020	1,010	1,010	4,041
Share in losses of associated company	213	114	144	69	252

Non-GAAP net income from operations	18,665	19,282	10,497	12,443	47,476

Non-GAAP earnings per diluted share	$0.44	$0.44	$0.25	$0.29	$1.10

Shares used in earnings per diluted share calculation-in thousands	42,832	43,621	42,830	43,503	43,253

Non-GAAP Financial Measures

Non-GAAP net income, non-GAAP net income from continuing operations and non-GAAP net income from continuing operations per share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization and impairment of intangibles; (iii) discontinued operations; (iv) restructuring charges; and/or (v) share in losses of associated company. Management uses these non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income; net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. The reasons why management uses these measures, the usefulness of these measures and the material limitations on the usefulness of these measures are set forth below. For a detailed explanation of the adjustments made to comparable GAAP measures, please see the Reconciliation.

To supplement the Company’s financial results presented on a GAAP basis, the Company uses the non-GAAP measures indicated in the Reconciliation, which exclude equity based compensation expenses, amortization of intangible assets, in-process research and development charges, share in losses/profits of associated companies and impairment and restructuring charges, as well as certain financial expenses and non-recurring income items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they exclude certain recurring items (such as equity compensation and amortization of intangible assets) as described below and because they do not reflect certain cash expenditures that are required to operate the Company’s business, such as interest expense and taxes. Accordingly, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Management regularly utilizes supplemental non-GAAP financial measures internally to understand, manage and evaluate the Company’s business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. For more information about these items, see the Reconciliation and the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2013.

COMPANY CONTACTS:
Adrian Auman	Ann Michael
Corporate Vice President Investor Relations and Special Projects	Senior Corporate Marketing Communications Manager Orbotech Ltd.
Orbotech Ltd.	Tel: +972-8-942-3148
+972-8-942-3560	Ann Michael

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch
Corporate Vice President and Chief Financial Officer

Date: August 5, 2014